UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Futurefuel Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36116M106

(CUSIP Number)

Chris Kuchanny Chairman Osmium Special Situations Fund Ltd Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda (441) 296 7130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 36116M106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Special Situations Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 6,269,729
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,269,729
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,269,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.68%
14.	Type of Reporting Person (See Instructions) IV

CUSIP NO. 36116M106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Capital Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 6,269,729
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,269,729
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,269,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.68%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 36116M106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chris Kuchanny
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 6,269,729
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 6,269,729
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,269,729
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.68%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplement the Statement on Schedule 13D originally filed on January 8, 2010, as amended on March 2, 2010, on March 26, 2010 and on July 14, 2010, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Futurefuel Corp., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

This Amendment No. 4 is being filed by Osmium Special Situations Fund Ltd (the “Fund”), Osmium Capital Management Ltd (“Osmium”), and Chris Kuchanny (“Mr. Kuchanny” and together with Osmium and the Fund, the “Reporting Persons”). Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D, as amended. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 4 as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The source of the $13,814.90 used by the Fund on February 1, 2011 to purchase shares of Common Stock, and the source of the funds used to make all prior purchases of shares of Common Stock or warrants to purchase such shares (or exercises of such warrants), was the working capital of the Fund.

Item 4.	Purpose of Transaction

The Reporting Persons believe that the Issuer’s present market capitalization significantly undervalues the Issuer’s underlying assets, including its profitable specialty chemical assets, the prospective call option associated with the Issuer’s alternative energy initiatives and the flexibility afforded by over $130 million of net cash. The Reporting Persons intend to work with the Board, management, shareholders and others with the aim of maximizing value for all shareholders.

Osmium effected the acquisition of the shares of Common Stock on behalf of the Fund for investment purposes, may effect purchases or sales of the Issuer’s stock at its discretion, and presently intends to contact members of the Issuer’s Board or management from time to time to discuss shareholder matters including, but not limited to, matters related to the Issuer’s board composition, operational, governance and investor relations profile. Osmium may take such actions from time to time as it deems necessary or appropriate to maximize the value of the Fund’s investment in the Issuer’s securities, including communication with other shareholders, industry participants and other interested parties concerning the Issuer. Osmium intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Osmium may cause the sale of all or part of the shares of Common Stock held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 4, the Fund beneficially owns an aggregate of 6,269,729 shares of Common Stock. The holdings of the Fund represent 15.68% of Issuer’s total outstanding Common Stock. By virtue of the relationship between the Reporting Persons, the Reporting Persons share voting and dispositive power over the Shares.

(c) During the past sixty days, Osmium, on behalf of the Fund, effected the following transactions in shares of Common Stock in the open market:

Date	Price per Share	Type of transaction (Purchase or Sale)	Number of Shares

13-Dec-10	$9.94	Sale	1,400

14-Dec-10	$9.94	Sale	8,000

15-Dec-10	$9.94	Sale	3,527

16-Dec-10	$9.94	Sale	466

20-Dec-10	$9.94	Sale	72,000

21-Dec-10	$9.94	Sale	250

27-Dec-10	$9.94	Sale	72

5-Jan-11	$9.92	Purchase	100

1-Feb-11	$9.8629	Purchase	1,400

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 4, Osmium and Mr. Kuchanny expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either of Osmium or Mr. Kuchanny is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2011	Osmium Capital Management Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman and Chief Investment Officer

Osmium Special Situations Fund Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Director

/s/ Chris Kuchanny
	Name:	Chris Kuchanny